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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                               (Amendment No. )*

                                ECSOFT GROUP PLC
--------------------------------------------------------------------------------
                                 Name of Issuer

                           AMERICAN DEPOSITARY SHARES
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   279240105
--------------------------------------------------------------------------------
                                  CUSIP Number

             CHERYL SOROKIN, EXECUTIVE VICE PRESIDENT AND SECRETARY
          BANKAMERICA CORPORATION, CORPORATE SECRETARY'S OFFICE #13018
                555 CALIFORNIA STREET, SAN FRANCISCO, CA  94104
                                 (415) 622-3530
--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                 Communications

                               NOVEMBER 17, 1997
--------------------------------------------------------------------------------
              Date of Event which Requires Filing of this Statement

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class). (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the act but shall be subject to all other provisions of the Act (however, see the Notes).

==============================================================================
                                 SCHEDULE 13D
------------------------------------------------------------------------------
  CUSIP NO. 279240105                                      PAGE 2 OF 14 PAGES
------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Robertson Stephens Investment Management Co.
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [_]

                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3
------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      OO
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
 5    2(d) or 2(e)
                                                                           [_]

------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      DELAWARE
------------------------------------------------------------------------------
                     7    SOLE VOTING POWER
   NUMBER OF              0
                   -----------------------------------------------------------
     SHARES          8    SHARED VOTING POWER

  BENEFICIALLY            361,400 shares (Includes shares held by Robertson
                          Stephens Emerging Growth Partners L.P. of which
     OWNED                Bayview Investors VI, Ltd. is the general partner.
                          Robertson, Stephens & Company Private Equity Group,
                          L.L.C. is general partner of Bayview Investors VI,
                          Ltd. Bayview Holdings, Inc. is managing member of
                          Robertson, Stephens & Company Private Equity Group,
                          L.L.C. and a subsidiary of Robertson Stephens
                          Investment Management Co. which is owned by
                          BankAmerica Corporation. Includes shares held by The
                          Robertson Stephens Emerging Growth Fund of which RS
                          Investment Management, Inc. is investment adviser. RS
                          Regulated I, L.L.C. is parent of RS Investment
                          Management, Inc. Bayview Holdings, Inc. is managing
   BY EACH                member of RS Regulated I, L.L.C. See Item 5.)
                   -----------------------------------------------------------
  REPORTING          9    SOLE DISPOSITIVE POWER
                          0
   PERSON          -----------------------------------------------------------
                    10    SHARED DISPOSITIVE POWER
    WITH                  361,400
------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      361,400
------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                           [_]
------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      5.1%
------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      CO
==============================================================================
*SEE INSTRUCTION BEFORE FILLING OUT! INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION

==============================================================================
                                 SCHEDULE 13D
------------------------------------------------------------------------------
  CUSIP NO. 279240105                                      PAGE 3 OF 14 PAGES
------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Bayview Holdings, Inc.
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [_]

                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3
------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      OO
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
 5    2(d) or 2(e)
                                                                           [_]

------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      DELAWARE
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            0
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          361,400 shares (Includes shares held by Robertson
     OWNED BY             Stephens Emerging Growth Partners L.P. of which
                          Bayview Investors VI, Ltd. is the general partner.
                          Robertson, Stephens & Company Private Equity Group,
                          L.L.C. is general partner of Bayview Investors VI,
                          Ltd. Bayview Holdings, Inc. is managing member of
                          Robertson, Stephens & Company Private Equity Group,
                          L.L.C. and a subsidiary of Robertson Stephens
                          Investment Management Co. which is owned by
                          BankAmerica Corporation. Includes shares held by The
                          Robertson Stephens Emerging Growth Fund of which RS
                          Investment Management, Inc. is investment adviser. RS
                          Regulated I, L.L.C. is parent of RS Investment
                          Management, Inc. Bayview Holdings, Inc. is managing
                          member of RS Regulated I, L.L.C. See Item 5.)
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             0

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH         10
                          361,400
------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      361,400
------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                           [_]
------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      5.1%
------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      CO
==============================================================================

==============================================================================
                                 SCHEDULE 13D
------------------------------------------------------------------------------
  CUSIP NO. 279240105                                      PAGE 4 OF 14 PAGES
------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      BankAmerica Corporation
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [_]

                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3
------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      OO
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
 5    2(d) or 2(e)                                                         [_]

------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      DELAWARE
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            0
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          361,400 shares (Includes shares held by Robertson
                          Stephens Emerging Growth Partners L.P. of which
                          Bayview Investors VI, Ltd. is the general partner.
                          Robertson, Stephens & Company Private Equity Group,
                          L.L.C. is general partner of Bayview Investors VI,
                          Ltd. Bayview Holdings, Inc. is managing member of
                          Robertson, Stephens & Company Private Equity Group,
                          L.L.C. and a subsidiary of Robertson Stephens
                          Investment Management Co. which is owned by
                          BankAmerica Corporation. Includes shares held by The
                          Robertson Stephens Emerging Growth Fund of which RS
                          Investment Management, Inc. is investment adviser. RS
                          Regulated I, L.L.C. is parent of RS Investment
                          Management, Inc. Bayview Holdings, Inc. is managing
                          member of RS Regulated I, L.L.C. See Item 5.)
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             0

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH         10
                          361,400
------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      361,400
------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                           [_]
------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      5.1%
------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      CO
==============================================================================

  CUSIP NO. 279240105                                      PAGE 5 OF 14 PAGES

ITEM 1.  SECURITY AND ISSUER.
         --------------------

       This Schedule 13D is filed with respect to American Depositary Shares evidenced by American Depositary Receipts for the Ordinary Shares of ECsoft Group plc, 269 High Street, Berkhamsted HP4 1EG, England.


ITEM 2:  IDENTITY AND BACKGROUND.
         ------------------------

       This Schedule 13D is filed on behalf of Bayview Holdings, Inc. ("Bayview Holdings"), BankAmerica Corporation ("BAC"), and Robertson Stephens Investment Management Co. ("Robertson Parent"), collectively known as the Filing Parties.

       This Schedule 13D relates to the direct beneficial ownership in the shares of the Company by The Robertson Stephens Emerging Growth Fund ("Emerging Growth Fund") and Robertson Stephens Emerging Growth Partners, L.P. ("Emerging Growth Partners"), and the indirect beneficial ownership of RS Investment Management, Inc. ("RSIM Inc."), RS Regulated I, LLC ("RS Regulated"), Bayview Investors VI, Ltd. ("Bayview VI"), Robertson, Stephens & Company Private Equity Group, L.L.C. ("Private Equity Group"), Bayview Holdings, BAC, and Robertson Parent in the shares of the Company.


I. (a) Emerging Growth Fund is a series of Robertson Stephens Investment Trust, a Massachusetts business trust. Its investment adviser is RSIM Inc.

     (b) 555 California Street, Suite 2600
         San Francisco, CA  94104
         (principal office and principal place of business)

     (c) registered investment company


II. (a) Emerging Growth Partners is a California limited partnership. Its general partner is Bayview VI.

     (b) 555 California Street, Suite 2600
         San Francisco, CA  94104
         (principal office and principal place of business)

     (c) investments in securities


III. (a) RSIM Inc. is a Delaware corporation and a regulated investment adviser. Its parent is RS Regulated. It is investment advisor for Emerging Growth Fund.

     (b) 555 California Street, Suite 2600
         San Francisco, CA  94104

  CUSIP NO. 279240105                                      PAGE 6 OF 14 PAGES


          (principal office and principal place of business)

      (c) registered investment adviser


IV. (a) RS Regulated is a California limited liability company. Its managing member is Bayview Holdings. It is parent company of RSIM Inc.

      (b) 555 California Street, Suite 2600
          San Francisco, CA  94104
          (principal office and principal place of business)

      (c) holding company


V. (a) Bayview VI is a California limited partnership. Its general partner is Private Equity Group. Bayview VI is general partner of Emerging Growth Partners.

      (b) 555 California Street, Suite 2600
          San Francisco, CA  94104
          (principal office and principal place of business)

      (c) holding company


VI. (a) Bayview Holdings is a Delaware corporation. It is a subsidiary of Robertson Parent, and managing member of Private Equity Group and RS Regulated.

      (b) 555 California Street, Suite 2600
          San Francisco, CA  94104
          (principal office and principal place of business)

      (c) holding company


VII.  (a) BAC is a Delaware corporation.  It owns Robertson Parent.

      (b) Corporate Secretary's Office #13018
          555 California Street
          San Francisco, CA  94104
          (principal office and principal place of business)

      (c) bank holding company


VIII. (a) Robertson Parent is a Delaware corporation. It is wholly owned by BAC. It owns Bayview Holdings.

  CUSIP NO. 279240105                                      PAGE 7 OF 14 PAGES


    (a) Corporate Secretary's Office #13018
        555 California Street
        San Francisco, CA  94104
        (principal office and principal place of business)

    (c) holding company


IX. (a) Private Equity Group is a Delaware limited liability company. It is general partner of Bayview VI. Bayview Holdings, Inc. is managing member of Private Equity Group.

    (b) 555 California Street, Suite 2600
        San Francisco, CA  94104
        (principal office and principal place of business)

    (c) holding company


   Certain information regarding the directors and executive officers of the Filing Parties is set forth in Exhibit B attached hereto.

   During the last five years, neither the entities mentioned above, nor, to their best knowledge, any person named in Exhibit B attached hereto, has been
(a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

   BAC incorporates by reference the material under Item 3, "Legal Proceedings," in its Annual Report on Form 10-K for the year ended December 31, 1996, and the material in its Current Report on Form 8-K for May 5, 1997 (File No. 1-7377).


ITEM 3:  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION:
         --------------------------------------------------

       The securities with respect to which this Schedule 13D is filed were purchased by Emerging Growth Fund and Emerging Growth Partners using working capital contributed by their investors.


ITEM 4:  PURPOSE OF TRANSACTION:
         -----------------------

       The securities were purchased in the ordinary course of business and not with the intention nor effect of changing or influencing control of the Company. The reporting persons may sell all or part or acquire additional securities of the Company depending on market conditions and other economic factors.

  CUSIP NO. 279240105                                      PAGE 8 OF 14 PAGES


       The filing of this statement shall not be construed as an admission that BAC, Bayview Holdings, or Robertson Parent is, for the purposes of Section 13(d), or 13(g) of the Securities Exchange Act of 1934, as amended, the beneficial owner of any securities covered by this statement.


ITEM 5:  INTEREST IN SECURITIES OF THE ISSUER.
         -------------------------------------

          (a) (b) The aggregate number and percentage of the class of securities identified pursuant to Item 1 of this Schedule 13D that are beneficially owned by the persons listed in Item 2 are as follows:

Name of                     No. of Shares
Beneficial Owner(1)         Beneficially   Percentage of
                               Owned           Class
--------------------------------------------------------
Private Equity Group              330,400           4.64%
Emerging Growth Fund               31,000            .44%
Emerging Growth Partners          330,400           4.64%
RS Regulated                       31,000            .44%
Bayview VI                        330,400           4.64%
RSIM Inc.                          31,000            .44%
Bayview Holdings                  361,400            5.1%
BAC                               361,400            5.1%
Robertson Parent                  361,400            5.1%

(1) As noted in the cover pages, which are incorporated by reference, the reporting parties may be deemed to have beneficial ownership of holdings of the Emerging Growth Fund and Emerging Growth Partners due to their ownership of companies that provide portfolio management to these entities.

    (c) The following is a list of transactions by the filing parties in the last 60 days other than those described in Item 3 above. All transactions were executed on NASDAQ.


Entity                        Date    Shares  Price      Transaction
--------------------------  --------  ------  -----  --------------------
Emerging Growth Fund        10/21/97   9,000  16.97  open market purchase
Emerging Growth Fund        11/17/97   8,000  18.13  open market purchase
Emerging Growth Partners    10/16/97   1,000  17.87  open market sale
Emerging Growth Partners    10/21/97   1,000  16.97  open market purchase
Emerging Growth Partners    10/24/97   2,800  16.88  open market sale
Emerging Growth Partners    11/17/97   1,000  18.13  open market purchase

ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT
         ---------------------------------------------------------------------
         TO SECURITIES OF THE ISSUER.
         ---------------------------

         Not applicable.

  CUSIP NO. 279240105                                      PAGE 9 OF 14 PAGES


ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.
         ---------------------------------

         Exhibit A  -  Joint Filing Agreement
         Exhibit B  -  Directors and Executive Officers (or persons serving in similar capacities) of the Filing Parties

  CUSIP NO. 279240105                                      PAGE 10 OF 14 PAGES


SIGNATURE PAGE
--------------

       After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:   November 28, 1997


         BAYVIEW HOLDINGS, INC.*

         BANKAMERICA CORPORATION*

         ROBERTSON STEPHENS INVESTMENT MANAGEMENT CO.*


*By:     /s/ VENRICE R. PALMER

         Venrice R. Palmer
         Authorized Attorney-in-Fact